Mail Stop 3561

August 1, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Jack Friedman, Chief Executive Officer
Jakks Pacific, Inc.
22619 Pacific Coast Highway
Malibu, California 90265

      Re: Jakks Pacific, Inc.
           Form 10-K for the year ended December 31, 2006
           Filed March 16, 2007
           File No. 000-28104

Dear Mr. Friedman:

We have reviewed your filing solely for the issues identified below and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25
Critical Accounting Policies, page 25

1.   We note that your critical accounting policies do not address specific estimates
        management makes in relation to each policy. In accordance with the guidance in
        FR-72 (Release 33-8350), please revise your discussion in future filings to
        identify the risks involved with critical accounting policies, analyzing to the
        extent possible factors such as:
        • How the company arrived at the specific estimate;
        • How accurate the estimate/assumption has been in the past;
        • Whether the estimate/assumption is reasonably likely to change in the future;
          and
        • Evaluate the sensitivity to change of critical accounting policies.

Notes to Consolidated Financial Statements, page 43
Note 20. Litigation, page 59

2.   We note that with respect to your preferred return in the joint venture with THQ,
        you recorded a receivable of $13.5 million for the six months ended December
        31, 2006. According to your disclosures, your preferred return arrangement with
        THQ was subject to change after June 30, 2006 and was to be reset for the period
        July 1, 2006 to December 31, 2009 (Next Distribution Period). However, since a
        new agreement had not been reached between you and THQ for the Next
        Distribution Period, you estimated your preferred return based on the same rates
        set for under the original joint venture agreement. In this regard, please tell us
        why you believe it is appropriate to recognize a receivable for the six months
        ended December 31, 2006 using the rates set forth in the initial arrangement when
        your preferred return arrangement is subject to change and moreover arbitration.
        Please quantify for us the amount of the preferred return relating to the six months
        ended December 31, 2006 that has been recognized within your statements of
        operations. Further, we note from your Form 10-Q for the quarter ended March
        31, 2007 that you still had not reached an agreement with THQ and further, filed
        an action to compel arbitration; however, continued to recognized income from
        the joint venture in the amount of $1.5 million. Please provide us with the basis
        for your accounting treatment as it is unclear to us how you conclude that
        realization of such amounts at March 31, 2007 is probable in light of your
        inability to successfully negotiate new terms for the Next Distribution Period and
        the time period that has transpired since the expiration of your initial agreement
        with THQ.

Please tell us whether you have collected to date any payments from THQ relating to the preferred return for the six months ended December 31, 2006. Please provide us with a status of your negotiations and whether a new preferred return agreement with THQ has been reached. We may have further comment upon receipt of your response.

Form 8-K filed February 26, 2007

3.   We note your presentation of non-GAAP net income excluding stock-based compensation and acquisition related amortization charges. In future filings, please revise all non-GAAP measures to conform to the requirements of Regulation G, specifically, the reconciliation and the narrative required by section 2.02 of Form 8-K. Furthermore, the staff does not believe it is appropriate to present a non-GAAP measure with greater prominence than the equivalent GAAP measure. Revise all future filings to include your GAAP net income prior to discussing such other measures.

Form 10-Q for the quarter ended March 31, 2007

4.   We note several news articles in March 2007 regarding the voluntary recall of battery packs associated with one of your products. Please tell us why you did not disclose information concerning the recall in your March 31, 2007 Form 10-Q and what impact the recall had on your results of operations with regards to warranty claims and/or losses. You should revise all future filings to discuss such issues to the extent any related costs or losses are significant.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief